UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

 BYND CANNASOFT ENTERPRISES INC
 (Name of Issuer)

 Common Shares, without par value
 (Title of Class of Securities)

 05608P109
 (CUSIP Number)

 Cloud Alliance Inc
8609 Westwood Center Drive, Suite 110
Tysons Corner, VA 22182
Attention: Zhifa Liu
+1 (631) 238 8888
 (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

 April 3, 2024
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05608P109
 13D Page 1 of 5 Pages
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
 Cloud Alliance Inc

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (see instructions) (a) [ _ ]
  (b) [ _ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS* (see instructions)
 WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(d) OR 2(e)  [ _ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
 Virginia

  7 SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:
  675,000 (1)
 8 SHARED VOTING POWER
  0

 9 SOLE DISPOSITIVE POWER

  675,000 (1)
 10 SHARED DISPOSITIVE POWER
  0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 1,127,000 (1)

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 (see instructions)  [ _ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 26.69% (2)

14 TYPE OF REPORTING PERSON* (see instructions)
 CO

(1) The Common Shares beneficially owned by the Reporting Persons were acquired by Cloud Alliance Inc and Zhifa Liu in two separate transactions on April 3, 2024. Zhifa Liu holds a 51% ownership stake in Cloud Alliance Inc, serves as its CEO, and is responsible for its management.
(2) Percent of class calculated based on an aggregate of 4,222,279 Common Shares issued and outstanding as reported in the Issuer's Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the 'SEC') on April 03, 2024.

CUSIP No. 05608P109
13D Page 2 of 5 Pages

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
 Zhifa Liu

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (see instructions) (a) [ _ ]
  (b) [ _ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS* (see instructions)
 PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(d) OR 2(e)  [ _ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
 United States of America

  7 SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:  452,000 (1)

 8 SHARED VOTING POWER
  0

 9 SOLE DISPOSITIVE POWER
  452,000 (1)

 10 SHARED DISPOSITIVE POWER
  0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 1,127,000 (1)

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 (see instructions)  [ _ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 26.69% (2)

14 TYPE OF REPORTING PERSON* (see instructions)
 IN

(1) The Common Shares beneficially owned by the Reporting Persons were acquired by Cloud Alliance Inc and Zhifa Liu in two separate transactions on April 3, 2024. Zhifa Liu holds a 51% ownership stake in Cloud Alliance Inc, serves as its CEO, and is responsible for its management.
(2) Percent of class calculated based on an aggregate of 4,222,279 Common Shares issued and outstanding as reported in the Issuer's Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the 'SEC') on April 03, 2024.

CUSIP No. 05608P109
13D Page 3 of 5 Pages

Item 1. Security and Issuer.

The securities to which this Schedule 13D relates are the common shares, without par value per share (the 'Common Shares') of BYND CANNASOFT ENTERPRISES INC, a British Columbia company limited by shares (the 'Issuer'). The Issuer's principal executive office address is 7000 Akko Road, Kiryat Motzkin, Israel.

The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2. Identity and Background.

(a)  This Schedule 13D is being filed jointly by: Cloud Alliance Inc, a company incorporated in the State of Virginia and Mr. Zhifa Liu, Chief Executive Officer and the sole director of Cloud Alliance Inc. (together, 'Reporting Persons'). In addition, Cloud Alliance Inc. has another executive officer and minority owner, Mr. Yang Li, who is the President of Cloud Alliance Inc.

(b)  The address of the principal office of Cloud Alliance Inc. is 8609 Westwood Center Drive, Suite 110, Tysons Corner, VA 22182.
 The business address of Mr. Zhifa Liu is 8609 Westwood Center Drive, Suite 110, Tysons Corner, VA 22182.
 The business address of Mr. Yang Li is 8609 Westwood Center Drive, Suite 110, Tysons Corner, VA 22182.

(c)  Cloud Alliance Inc is engaged in cloud technologies and services, including, without limitation, designing and delivering cloud solutions, which encompass Cloud Infrastructure as a Service (IaaS), Platform as a Service (PaaS), Software as a Service (SaaS), and cybersecurity measures for cloud, through the integration of cloud technologies and Artificial Intelligence to facilitate enhancement of efficiency, security, and scalability.
Mr. Zhifa Liu is the Chief Executive Officer, sole director, and the majority owner of Cloud Alliance Inc.
Mr. Yang Li is the President and minority owner of Cloud Alliance Inc.

(d)  During the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the persons named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Cloud Alliance, Inc. is a corporation incorporated under the laws of the State of Virginia. Mr. Zhifa Liu is a citizen of the United States. Mr. Yang Li is a citizen of the United States.

The Reporting Persons have executed a Joint Filing Agreement, dated April 5, 2024, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Item 3. Source and Amount of Funds or Other Consideration.

Funds for the purchase of the Common Shares reported herein by Cloud Alliance Inc. were from its working capital.  Funds for the purchase of the Common Shares reported herein by Mr. Zhifa Liu were from his personal funds. A total of approximately $1,520,000 was paid to acquire the Common Shares reported herein.

Item 4. Purpose of Transaction.

  The Reporting Persons acquired the securities described in Item 5 in the ordinary course of business for investment purposes because of their belief that the securities are undervalued and represent an attractive investment opportunity. The Reporting Persons may, from time to time, take such actions regarding their investment in the Issuer as they deem appropriate. These actions may include purchasing or selling securities of the Issuer depending upon an ongoing evaluation of the investment in these securities, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

  Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a 'group' for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filling of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

CUSIP No. 05608P109
13D Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a)  See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. Percent of class calculated based on an aggregate of 4,222,279 Common Shares issued and outstanding as reported in the Issuer's Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 03, 2024

(b)  Cloud Alliance Inc:
(1) Sole Voting Power: 675,000
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 675,000
(4) Shared Dispositive Power: 0

Zhifa Liu:
(1) Sole Voting Power: 452,000
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 452,000
(4) Shared Dispositive Power: 0

Yang Li:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 0

(c)  Except as described in this Schedule 13D, during the past 60 days none of the Reporting Persons or Covered Person has effected any transactions in the Common Shares.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 05608P109
13D Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cloud Alliance Inc

/s/ Zhifa Liu
Name

Chief Executive Officer
Title

2024-04-05
Insert Date

Zhifa Liu

/s/ Zhifa Liu
Name

Title

2024-04-05
Date

EXHIBIT 1
JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
DATE:  April 5, 2024
  CLOUD ALLIANCE, INC.

/s/ Zhifa Liu
  Name: Zhifa Liu
Title: Chief Executive Officer

  ZHIFA LIU

/s/ Zhifa Liu
  Name: Zhifa Liu
  Title: